                                                                    Exhibit 99.1



                                 [Company logo]
                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                        OVERSEAS REGULATORY ANNOUNCEMENT
                         THIRD QUARTERLY REPORT FOR 2008

--------------------------------------------------------------------------------
In accordance with the requirement of the China Securities Regulatory Commission ("CSRC"), Guangshen Railway Company Limited (the "Company") is required to issue the First Quarterly and the Third Quarterly Reports.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
-------------------------------------------------------------------------------


1.   IMPORTANT NOTICE

1.1 The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no misrepresentations or misleading statements contained in, or material omissions from the information set out in this report, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 All Directors of the Company attended the meeting of the Board to approve this report.

1.3 The third quarterly financial statements of the Company have not been audited.

1.4 Mr. He Yuhua, person-in-charge of the Company, Mr. Shen Yi, person-in-charge for accounting matters and Mr. Yao Xiaocong, person-in-charge of accounting institution (head of accounting department) hereby declare that the authenticity and completeness of the financial statements contained in this quarterly report are warranted.

2.   BASIC INFORMATION OF THE COMPANY

2.1  PRINCIPAL ACCOUNTING DATA AND FINANCIAL INDICATORS

                                                                                                                    Unit: RMB
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   PERCENTAGE
                                                                                                            INCREASE/DECREASE
                                                                                                            OF THE END OF THE
                                                  AT THE END OF THE          AT THE END OF PRIOR             REPORTING PERIOD
                                             REPORTING PERIOD (I.E.                   YEAR (I.E.            COMPARED WITH THE
                                                 30 SEPTEMBER 2008)            31 DECEMBER 2007)         END OF PRIOR YEAR(%)
------------------------------------------------------------------------------------------------------------------------------
Total assets                                      28,023,212,253.80            27,471,876,190.15                         2.01
------------------------------------------------------------------------------------------------------------------------------
Holder's equity (or shareholders' equity)         22,238,666,731.28            21,742,939,436.57                         2.28
------------------------------------------------------------------------------------------------------------------------------
Net assets per share attributable to
 shareholders of listed companies                              3.14                         3.07                         2.28
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                  FROM THE BEGINNING OF THE YEAR
                                                     TO THE END OF THE REPORTING                 PERCENTAGE INCREASE/DECREASE
                                                    PERIOD (I.E. FROM JANUARY TO                COMPARED WITH THE SAME PERIOD
                                                                 SEPTEMBER 2008)                                LAST YEAR (%)
------------------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                         2,022,549,153.29                                        32.40
------------------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities
 per share                                                                  0.29                                        32.40
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                              FROM THE BEGINNING                   PERCENTAGE
                                                                              OF THE YEAR TO THE         INCREASE/DECREASE OF
                                                                            END OF THE REPORTING         THE REPORTING PERIOD
                                                   REPORTING PERIOD            PERIOD (I.E. FROM            COMPARED WITH THE
                                                 (I.E. FROM JULY TO                   JANUARY TO             SAME PERIOD LAST
                                                    SEPTEMBER 2008)              SEPTEMBER 2008)                     YEAR (%)
------------------------------------------------------------------------------------------------------------------------------
Net profits attributable to
 shareholders of listed companies                    391,688,304.91             1,062,410,254.71                        (2.46)
------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                      0.055                        0.150                        (2.46)
------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share after
 extraordinary items                                             --                        0.150                           --
------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                    0.055                        0.150                        (2.46)
------------------------------------------------------------------------------------------------------------------------------
Fully diluted return rate on net assets (%)                    1.76                         4.78               0.11% decrease
------------------------------------------------------------------------------------------------------------------------------
Fully diluted return rate on net assets
 after extraordinary items (%)                                 1.77                         4.78               0.11% decrease
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                                     AMOUNT FROM THE BEGINNING OF THE YEAR TO
                                                                                   THE END OF THE REPORTING PERIOD (I.E. FROM
EXTRAORDINARY ITEMS                                                                                JANUARY TO SEPTEMBER 2008)
------------------------------------------------------------------------------------------------------------------------------
(1)    Losses/(gains) on disposal of non-current assets                                                            496,489.90
------------------------------------------------------------------------------------------------------------------------------
(2)    Government subsidy income                                                                                (2,501,180.79)
------------------------------------------------------------------------------------------------------------------------------
(3)    Other non-operating income and expenses, net                                                              3,030,821.59
------------------------------------------------------------------------------------------------------------------------------
(4)    Effect of extraordinary items on income tax                                                                 184,703.53
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                            1,210,834.23
------------------------------------------------------------------------------------------------------------------------------

2.2 TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN SHAREHOLDERS HOLDING SHARES WITHOUT SELLING RESTRICTIONS AT THE END OF THE REPORTING PERIOD


                                                                                                                   Unit: Share
------------------------------------------------------------------------------------------------------------------------------
Total number of shareholders at the end of the                              551,631 (551,226 shareholders of A shares and 405
 reporting period (i.e. 30 September 2008)                                                          shareholders of H shares)
------------------------------------------------------------------------------------------------------------------------------

  Top ten circulating shareholders holding shares without selling restrictions

------------------------------------------------------------------------------------------------------------------------------
                                                                                                      NUMBER OF
                                                                                             CIRCULATING SHARES
                                                                                           HELD WITHOUT SELLING
                                                                                            RESTRICTIONS AT THE
                                                                                                         END OF
                                                                                               THE PERIOD (I.E.      CLASS OF
NAMES OF SHAREHOLDERS (FULL NAME)                                                            30 SEPTEMBER 2008)        SHARES
------------------------------------------------------------------------------------------------------------------------------
HKSCC Nominees Limited (Note)                                                                     1,400,673,498      H shares
------------------------------------------------------------------------------------------------------------------------------
China Life Insurance Group Company -- Traditional -- Ordinary Insurance Products
 -- 005L -- CT001 Shanghai                                                                           70,000,000      A shares
------------------------------------------------------------------------------------------------------------------------------
CSIC Finance Co., Ltd                                                                                53,191,000      A shares
------------------------------------------------------------------------------------------------------------------------------
Taiyuan Iron & Steel (Group) Co., Ltd.                                                               50,776,147      A shares
------------------------------------------------------------------------------------------------------------------------------
ICBC -- SSE 50 Trading Open-end Index Securities Investment Fund                                     42,660,809      A shares
------------------------------------------------------------------------------------------------------------------------------
Shenergy Company Limited                                                                             28,122,498      A shares
------------------------------------------------------------------------------------------------------------------------------
ICBC -- Boshi Tertiary Industry Growth Stock Securities Investment Fund                              26,823,261      A shares
------------------------------------------------------------------------------------------------------------------------------
ABC -- Bank of Communications Schroders Selected Stock Securities Investment Fund                    26,213,937      A shares
------------------------------------------------------------------------------------------------------------------------------
ICBC -- China Southern Blue Growth Stock Securities Investment Fund                                  21,487,739      A shares
------------------------------------------------------------------------------------------------------------------------------
Bank of Communications -- E Fund 50 Index Securities Investment Fund                                 21,029,990      A shares
------------------------------------------------------------------------------------------------------------------------------

Note: HKSCC NOMINEES LIMITED represents (CHINESE CHARACTERS), which held
      1,400,673,498 H shares of the Company, representing 97.86% of the H share capital in issue of the Company. These H shares were held on behalf of various clients respectively.


3.   SIGNIFICANT EVENTS

3.1 SIGNIFICANT CHANGES OF KEY ACCOUNTING ITEMS AND FINANCIAL INDICATORS AND REASON FOR THE CHANGES

     [X] Applicable   [ ] Not applicable

     (1) Bank balances and cash decreased 66.82% as compared with the end of 2007, mainly due to the payment for purchasing a new type of domestically manufactured electric train sets named "Concord";

     (2) Accounts receivable increased 199.47% as compared with the end of 2007, mainly due to the increase in receivables in transportation;

     (3) Prepayments decreased 73.65% as compared with the end of 2007, mainly due to the payment for purchasing a new type of domestically manufactured electric train sets named "Concord" brought forward;

     (4) Construction-in-progress decreased 65.23% as compared with the end of 2007, mainly due to the transfer to fixed assets upon completion of the construction of the Guangshen Fourth Rail Line;

     (5) Construction materials decreased 100.00% as compared with the end of 2007, mainly due to the use of construction materials in electronic ticketing project;

     (6) Accounts payable increased 44.15% as compared with the end of 2007, mainly due to the increase in payables in transportation;

     (7) Other payables decreased 49.36% as compared with the end of 2007, mainly due to the decrease in external deposits accepted by Guangshen's funds clearing centre;

     (8) Finance costs increased 947.33% as compared with the same period last year, mainly due to the capitalization of bank borrowings in relation to the construction of the Guangshen Fourth Rail Line;

     (9) Income tax expenses increased 32.06% as compared with the same period last year, mainly due to the increase in corporate income tax rate.

3.2 THE PROGRESS AND IMPACT OF SIGNIFICANT EVENTS AND THE ANALYSIS AND EXPLANATION FOR THE SOLUTIONS

     [ ] Applicable   [X] Not applicable

3.3 STATUS OF FULFILLMENT OF COMMITMENTS UNDERTAKEN BY THE COMPANY, SHAREHOLDERS AND ACTUAL CONTROLLER

     [X] Applicable   [ ] Not applicable

     On 13 December 2006, the Company issued for the first time 2,747,987,000 A shares, each with a nominal value of RMB1, to the public at the issue price of RMB3.76 per share and raised approximately RMB10.3 billion from the offering of A shares. As the largest shareholder of the Company at that time, Guangzhou Railway (Group) Corporation undertook prior to the issue of A shares that the 2,904,250,000 A shares of the Company held by it would not be transferred to or held in trust by other persons or entities, nor be repurchased by the Company, within 36 months from the date of the listing of such A shares.

     In the reporting period, the above-mentioned commitment was fulfilled properly and no breach of any commitment occurred.

3.4 CAUTION AND EXPLANATION AS TO THE ANTICIPATED LOSS OF ACCUMULATED NET PROFITS FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD OR SIGNIFICANT CHANGES OVER THE SAME PERIOD LAST YEAR

     [ ] Applicable   [X] Not applicable

3.5  CONDITIONS OF SECURITIES INVESTMENTS

     [ ] Applicable   [X] Not applicable

                                  THE BOARD OF GUANGSHEN RAILWAY COMPANY LIMITED

Shenzhen, the PRC, 28 October 2008

As at the date of this announcement, the Executive Directors are Mr. He Yuhua and Mr. Liu Hai; the Non-executive Directors are Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Yu Zhiming; and the Independent Non-Executive Directors are Mr. Dai Qilin, Dr. Wilton Chau Chi Wai and Mr. Lu Yuhui.

4.   APPENDIX

                        COMBINED AND PARENT BALANCE SHEET
                                30 September 2008

Prepared by: Guangshen Railway Company Limited                                                                       Unit: RMB
------------------------------------------------------------------------------------------------------------------------------
                                                       COMBINED                                     PARENT
                                          ------------------------------------------------------------------------------------
                 ASSETS                   2008.09.30             2007.12.31            2008.09.30            2007.12.31
                                          (Unaudited)            (Audited)            (Unaudited)            (Audited)
------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
------------------------------------------------------------------------------------------------------------------------------
Bank balances and cash                       780,555,354.64      2,352,350,949.77        752,186,211.83      2,327,940,187.62
------------------------------------------------------------------------------------------------------------------------------
Dividends receivable                                     --                    --            270,014.06          3,781,562.12
------------------------------------------------------------------------------------------------------------------------------
Accounts receivable                          556,556,203.59        185,848,812.48        555,798,906.64        185,009,699.24
------------------------------------------------------------------------------------------------------------------------------
Prepayments                                  240,505,534.74        912,565,449.67        240,173,607.74        912,538,735.74
------------------------------------------------------------------------------------------------------------------------------
Other receivables                            141,338,155.29        113,068,624.87        151,244,609.53        126,155,102.47
------------------------------------------------------------------------------------------------------------------------------
Inventories                                  155,980,420.98        153,674,270.86        153,044,695.83        150,985,315.40
------------------------------------------------------------------------------------------------------------------------------
Total current assets                       1,874,935,669.24      3,717,508,107.65      1,852,718,045.63      3,706,410,602.59
------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS:
------------------------------------------------------------------------------------------------------------------------------
Long term receivables                         42,546,774.59         48,546,774.59         42,546,774.59         48,546,774.59
------------------------------------------------------------------------------------------------------------------------------
Long term equity investments                 169,168,171.95        170,958,204.24        247,724,286.56        251,624,318.85
------------------------------------------------------------------------------------------------------------------------------
Fixed assets                              24,413,575,168.37     21,040,891,308.23     24,328,711,801.91     20,953,236,389.21
------------------------------------------------------------------------------------------------------------------------------
Construction-in-progress                     494,674,285.90      1,422,634,541.47        494,547,638.90      1,422,634,541.47
------------------------------------------------------------------------------------------------------------------------------
Construction materials                                   --         11,315,494.56                    --         11,315,494.56
------------------------------------------------------------------------------------------------------------------------------
Intangible assets                            599,852,565.43        612,843,729.13        564,790,396.82        577,425,444.46
------------------------------------------------------------------------------------------------------------------------------
Goodwill                                     281,254,606.47        281,254,606.47        281,254,606.47        281,254,606.47
------------------------------------------------------------------------------------------------------------------------------
Long term fees to be amortized                31,911,312.71         38,995,048.27         31,594,512.69         38,574,865.16
------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets                   115,293,699.14        126,928,375.54        115,291,590.21        126,928,375.54
------------------------------------------------------------------------------------------------------------------------------
Total non-current assets                  26,148,276,584.56     23,754,368,082.50     26,106,461,608.15     23,711,540,810.31
------------------------------------------------------------------------------------------------------------------------------
Total assets                              28,023,212,253.80     27,471,876,190.15     27,959,179,653.78     27,417,951,412.90
------------------------------------------------------------------------------------------------------------------------------

Legal representative                      Person-in-charge                                Head of accounting
of the Company: He Yuhua                  for accounting matters: Shen Yi                 department: Yao Xiaocong

                                30 September 2008

Prepared by: Guangshen Railway Company Limited                                                                       Unit: RMB
------------------------------------------------------------------------------------------------------------------------------
                                                       COMBINED                                     PARENT
                                          ------------------------------------------------------------------------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY   2008.09.30             2007.12.31            2008.09.30            2007.12.31
                                          (Unaudited)            (Audited)            (Unaudited)            (Audited)
------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
------------------------------------------------------------------------------------------------------------------------------
Accounts payable                           1,232,147,862.18        854,738,207.82      1,226,761,098.39        850,307,128.34
------------------------------------------------------------------------------------------------------------------------------
Receipts in advance                           40,066,596.26         42,416,187.01         38,410,598.55         39,982,577.15
------------------------------------------------------------------------------------------------------------------------------
Staff remuneration payable                   400,731,827.46        441,689,870.36        387,660,200.86        433,647,445.43
------------------------------------------------------------------------------------------------------------------------------
Tax payable                                  114,469,842.94        132,640,703.02        112,717,139.05        130,168,927.44
------------------------------------------------------------------------------------------------------------------------------
Interests payable                              6,147,900.00          5,720,467.50          6,147,900.00          5,720,467.50
------------------------------------------------------------------------------------------------------------------------------
Dividends payable                                 49,109.62             46,344.85             49,109.62             46,344.85
------------------------------------------------------------------------------------------------------------------------------
Other payables                               624,107,647.70      1,232,407,550.22        648,140,226.15      1,261,835,097.62
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                  2,417,720,786.16      2,709,659,330.78      2,419,886,272.62      2,721,707,988.33
------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES:
------------------------------------------------------------------------------------------------------------------------------
Long term borrowings                       3,200,000,000.00      2,850,000,000.00      3,200,000,000.00      2,850,000,000.00
------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities               23,199,907.55         23,335,123.77         23,199,907.55         23,335,123.77
------------------------------------------------------------------------------------------------------------------------------
Other non-current liabilities                 87,731,876.60         90,233,057.39         87,731,876.60         90,233,057.39
------------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities              3,310,931,784.15      2,963,568,181.16      3,310,931,784.15      2,963,568,181.16
------------------------------------------------------------------------------------------------------------------------------
Total liabilities                          5,728,652,570.31      5,673,227,511.94      5,730,818,056.77      5,685,276,169.49
------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
------------------------------------------------------------------------------------------------------------------------------
Share capital                              7,083,537,000.00      7,083,537,000.00      7,083,537,000.00      7,083,537,000.00
------------------------------------------------------------------------------------------------------------------------------
Capital reserve                           11,564,500,889.19     11,564,500,889.19     11,564,461,609.05     11,564,461,609.05
------------------------------------------------------------------------------------------------------------------------------
Surplus reserve                            1,675,784,791.53      1,675,784,791.53      1,675,784,791.53      1,675,784,791.53
------------------------------------------------------------------------------------------------------------------------------
Unappropriated profits                     1,914,844,050.56      1,419,116,755.85      1,904,578,196.43      1,408,891,842.83
------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity
 attributable to the parent               22,238,666,731.28     21,742,939,436.57     22,228,361,597.01     21,732,675,243.41
------------------------------------------------------------------------------------------------------------------------------
Minority interests                            55,892,952.21         55,709,241.64                    --                    --
------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                22,294,559,683.49     21,798,648,678.21     22,228,361,597.01     21,732,675,243.41
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders'
 equity                                   28,023,212,253.80     27,471,876,190.15     27,959,179,653.78     27,417,951,412.90
------------------------------------------------------------------------------------------------------------------------------

Legal representative                      Person-in-charge                                Head of accounting
of the Company: He Yuhua                  for accounting matters: Shen Yi                 department: Yao Xiaocong

                     COMBINED AND PARENT STATEMENT OF PROFIT
                            January to September 2008

Prepared by: Guangshen Railway Company Limited                           Unit: RMB                       Audit type: Unaudited
------------------------------------------------------------------------------------------------------------------------------
                                                          COMBINED                                   PARENT
                                               -------------------------------------------------------------------------------
                     ITEMS                       JANUARY TO           JANUARY TO           JANUARY TO           JANUARY TO
                                               SEPTEMBER 2008       SEPTEMBER 2007       SEPTEMBER 2008       SEPTEMBER 2007
------------------------------------------------------------------------------------------------------------------------------
I.  Revenues from operation                    8,691,795,627.23    7,441,584,966.60     8,578,710,575.05     7,338,877,095.99
------------------------------------------------------------------------------------------------------------------------------
    Less:     Operating cost                   6,466,344,709.79    5,423,485,054.89     6,398,716,790.71     5,361,922,409.16
------------------------------------------------------------------------------------------------------------------------------
              Operating tax and
               additionals                       202,448,945.38      170,949,684.72       198,490,601.43       167,446,576.60
------------------------------------------------------------------------------------------------------------------------------
              Sales costs                                    --        1,024,084.14                   --                   --
------------------------------------------------------------------------------------------------------------------------------
              Management expenses                600,143,151.90      517,858,809.78       561,294,513.50       492,873,634.09
------------------------------------------------------------------------------------------------------------------------------
              Finance costs                      128,522,196.20       12,271,393.54       128,971,146.93        12,523,228.47
------------------------------------------------------------------------------------------------------------------------------
              Assets impairment losses               335,524.30           25,089.03           (2,287.00)            (5,876.21)
------------------------------------------------------------------------------------------------------------------------------
    Add:      Investment gains                     2,665,908.11       (1,104,082.80)        2,665,908.11          (686,267.26)
------------------------------------------------------------------------------------------------------------------------------
    Include:  Gains from investments in
               associates                            265,908.11       (1,104,082.80)          265,908.11        (1,104,082.80)
------------------------------------------------------------------------------------------------------------------------------
II. Profits from operation                     1,296,667,007.77    1,314,866,767.70     1,293,905,717.59     1,303,430,856.62
------------------------------------------------------------------------------------------------------------------------------
    Add:      Non-operating income                 2,785,668.80        2,631,524.43         2,783,992.69         2,472,630.76
------------------------------------------------------------------------------------------------------------------------------
    Less:     Non-operating expenses               3,811,799.50        4,730,709.04         3,753,403.47         3,839,876.25
------------------------------------------------------------------------------------------------------------------------------
    Include:  Losses on disposal of
               non-current assets                    496,489.90          300,550.13           496,489.90           276,355.78
------------------------------------------------------------------------------------------------------------------------------
III.          Gross profits                    1,295,640,877.07    1,312,767,583.09     1,292,936,306.81     1,302,063,611.13
------------------------------------------------------------------------------------------------------------------------------
    Less:     Income tax expenses                233,046,911.80      176,474,544.93       230,566,993.21       172,826,021.69
------------------------------------------------------------------------------------------------------------------------------
IV. Net profits                                1,062,593,965.27    1,136,293,038.16     1,062,369,313.60     1,129,237,589.44
------------------------------------------------------------------------------------------------------------------------------
    Net profits attributable to
     shareholders of the parent                1,062,410,254.71    1,136,954,545.74     1,062,369,313.60     1,129,237,589.44
------------------------------------------------------------------------------------------------------------------------------
    Minority interests                               183,710.56         (661,507.58)                  --                   --
------------------------------------------------------------------------------------------------------------------------------
V.  Earnings per share:
------------------------------------------------------------------------------------------------------------------------------
    (1)       Basic earnings per share                     0.15                0.16                  N/A                  N/A
------------------------------------------------------------------------------------------------------------------------------
    (2)       Diluted earnings per share                   0.15                0.16                  N/A                  N/A
------------------------------------------------------------------------------------------------------------------------------

Legal representative                      Person-in-charge                                Head of accounting
of the Company: He Yuhua                  for accounting matters: Shen Yi                 department: Yao Xiaocong

                             July to September 2008

Prepared by: Guangshen Railway Company Limited                           Unit: RMB                       Audit type: Unaudited
------------------------------------------------------------------------------------------------------------------------------
                                                          COMBINED                                   PARENT
                                               -------------------------------------------------------------------------------
                  ITEMS                           JULY TO             JULY TO              JULY TO              JULY TO
                                                SEPTEMBER 2008      SEPTEMBER 2007       SEPTEMBER 2008       SEPTEMBER 2007
------------------------------------------------------------------------------------------------------------------------------
I.  Revenues from operation                    3,071,893,329.49    2,712,219,505.98     3,028,397,411.06     2,676,107,140.56
------------------------------------------------------------------------------------------------------------------------------
    Less:     Operating cost                   2,255,741,726.66    1,951,179,491.74     2,229,400,634.04     1,928,303,019.81
------------------------------------------------------------------------------------------------------------------------------
              Operating tax and
               additionals                        72,853,837.23       63,276,954.05        71,316,462.90        62,069,859.44
------------------------------------------------------------------------------------------------------------------------------
              Sales costs                                    --          463,929.65                   --           (1,020.00)
------------------------------------------------------------------------------------------------------------------------------
              Management expenses                220,822,616.26      176,427,318.64       209,320,543.93       167,330,675.55
------------------------------------------------------------------------------------------------------------------------------
              Finance costs                       45,690,131.78       41,175,115.81        45,955,771.10        41,246,779.12
------------------------------------------------------------------------------------------------------------------------------
              Assets impairment losses                       --                  --                   --                   --
------------------------------------------------------------------------------------------------------------------------------
    Add:      Investment gains                      (193,930.49)         453,668.42          (193,930.49)          453,668.42
------------------------------------------------------------------------------------------------------------------------------
    Include:  Gains from investments in
               associates                           (459,838.60)         453,668.42          (193,930.49)          453,668.42
------------------------------------------------------------------------------------------------------------------------------
II. Profits from operation                       476,591,087.07      480,150,364.51       472,210,068.60       477,611,495.06
------------------------------------------------------------------------------------------------------------------------------
    Add:      Non-operating income                   908,429.54          842,650.26           907,425.73           704,389.04
------------------------------------------------------------------------------------------------------------------------------
    Less:     Non-operating expenses               2,329,993.43        2,763,293.42         2,279,382.34         2,751,936.77
------------------------------------------------------------------------------------------------------------------------------
    Include:  Losses on disposal of
               non-current assets                    443,382.20          245,100.26           443,382.20           220,905.91
------------------------------------------------------------------------------------------------------------------------------
III.          Gross profits                      475,169,523.18      478,229,721.35       470,838,111.99       475,563,947.33
------------------------------------------------------------------------------------------------------------------------------
    Less:     Income tax expenses                 83,484,610.06       76,765,534.43        82,587,871.36        75,749,313.59
------------------------------------------------------------------------------------------------------------------------------
IV. Net profits                                  391,684,913.12      401,464,186.92       388,250,240.63       399,814,633.74
------------------------------------------------------------------------------------------------------------------------------
    Net profits attributable to
     shareholders of the parent                  391,688,304.91      401,550,717.81       388,250,240.63       399,814,633.74
------------------------------------------------------------------------------------------------------------------------------
    Minority interests                                (3,391.79)         (86,530.89)                  --                   --
------------------------------------------------------------------------------------------------------------------------------
V.  Earnings per share:
------------------------------------------------------------------------------------------------------------------------------
    (1)       Basic earnings per share                     0.06                0.06                  N/A                  N/A
------------------------------------------------------------------------------------------------------------------------------
    (2)       Diluted earnings per share                   0.06                0.06                  N/A                  N/A
------------------------------------------------------------------------------------------------------------------------------

Legal representative                      Person-in-charge                                Head of accounting
of the Company: He Yuhua                  for accounting matters: Shen Yi                 department: Yao Xiaocong

                     COMBINED AND PARENT CASH FLOW STATEMENT
                            January to September 2008


Prepared by: Guangshen Railway Company Limited                         Unit: RMB                         Audit type: Unaudited
------------------------------------------------------------------------------------------------------------------------------
                                                          COMBINED                                   PARENT
                                               -------------------------------------------------------------------------------
                  ITEMS                          JANUARY TO           JANUARY TO            JANUARY TO           JANUARY TO
                                               SEPTEMBER 2008       SEPTEMBER 2007        SEPTEMBER 2008       SEPTEMBER 2007
------------------------------------------------------------------------------------------------------------------------------
I.   Cash flow from operating activities:
------------------------------------------------------------------------------------------------------------------------------
     Cash received from sales of goods or
      rendering of services                    6,850,356,390.95    6,638,891,474.07     6,738,598,085.60     6,536,863,285.31
------------------------------------------------------------------------------------------------------------------------------
     Cash received from returned tax                         --            1,670.16                   --             1,670.16
------------------------------------------------------------------------------------------------------------------------------
     Other cash received relating to
      operating activities                       180,918,064.00      202,601,448.39       171,177,828.59       156,624,317.78
------------------------------------------------------------------------------------------------------------------------------
Sub-total of cash inflow from operating
 activities                                    7,031,274,454.95    6,841,494,592.62     6,909,775,914.19     6,693,489,273.25
------------------------------------------------------------------------------------------------------------------------------
     Cash paid for goods and services          3,034,874,178.56    3,292,423,644.04     2,972,680,820.94     3,261,046,634.10
------------------------------------------------------------------------------------------------------------------------------
     Cash paid to and on behalf of
      employees                                1,275,599,686.34    1,228,882,983.85     1,242,708,064.49     1,191,255,650.39
------------------------------------------------------------------------------------------------------------------------------
     Taxes paid                                  459,311,002.51      416,191,657.87       448,397,599.69       405,075,495.32
------------------------------------------------------------------------------------------------------------------------------
     Other cash paid relating to
      operating activities                       238,940,434.25      376,399,432.23       232,429,498.75       301,456,560.71
------------------------------------------------------------------------------------------------------------------------------
Sub-total of cash outflow from operating
 activities                                    5,008,725,301.66    5,313,897,717.99     4,896,215,983.87     5,158,834,340.52
------------------------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities        2,022,549,153.29    1,527,596,874.63     2,013,559,930.32     1,534,654,932.73
------------------------------------------------------------------------------------------------------------------------------
II.  Cash flow from investing activities:
------------------------------------------------------------------------------------------------------------------------------
     Cash received from investment gains           4,455,940.40        4,944,479.20         7,824,180.79         7,562,078.82
------------------------------------------------------------------------------------------------------------------------------
     Cash received from disposal of fixed
      assets                                          26,260.00        1,821,816.53            26,260.00         1,333,733.80
------------------------------------------------------------------------------------------------------------------------------
     Other cash received relating to
      investing activities                                   --      259,698,596.17                   --       259,698,596.17
------------------------------------------------------------------------------------------------------------------------------
Sub-total of cash inflow from investing
 activities                                        4,482,200.40      266,464,891.90         7,850,440.79       268,594,408.79
------------------------------------------------------------------------------------------------------------------------------
     Cash paid to acquire or construct
      fixed assets and other long term
      assets                                   2,583,525,007.09    1,462,461,115.09     2,582,540,166.09     1,459,865,083.09
------------------------------------------------------------------------------------------------------------------------------
     Cash paid for investments                               --    4,873,331,448.33                   --     4,873,331,448.33
------------------------------------------------------------------------------------------------------------------------------
     Other cash paid relating to
      investing activities                                   --           23,219.44                   --                   --
------------------------------------------------------------------------------------------------------------------------------
Sub-total of cash outflow from investing
 activities                                    2,583,525,007.09    6,335,815,782.86     2,582,540,166.09     6,333,196,531.42
------------------------------------------------------------------------------------------------------------------------------
Net cash flow from investing activities       (2,579,042,806.69)  (6,069,350,890.96)   -2,574,689,725.30    (6,064,602,122.63)
------------------------------------------------------------------------------------------------------------------------------

                            January to September 2008

------------------------------------------------------------------------------------------------------------------------------
III. Cash flow from financing activities:
------------------------------------------------------------------------------------------------------------------------------
     Cash received from borrowings               350,000,000.00      890,000,000.00       350,000,000.00       890,000,000.00
------------------------------------------------------------------------------------------------------------------------------
     Other cash received relating to
      financing activities                                   --      629,463,965.57                   --       629,463,965.57
------------------------------------------------------------------------------------------------------------------------------
Sub-total of cash inflow from financing
 activities                                      350,000,000.00    1,519,463,965.57       350,000,000.00     1,519,463,965.57
------------------------------------------------------------------------------------------------------------------------------
     Cash paid for repayment of debts                        --      295,000,000.00                   --       295,000,000.00
------------------------------------------------------------------------------------------------------------------------------
     Cash paid for distribution of
      dividends or profits or repayment
      of interests                               707,744,875.75      443,135,424.54       707,744,875.75       443,503,023.05
------------------------------------------------------------------------------------------------------------------------------
     Other cash paid relating to
      financing activities                       658,983,322.79                  --       658,335,166.96                   --
------------------------------------------------------------------------------------------------------------------------------
Sub-total of cash outflow from financing
 activities                                    1,366,728,198.54      738,135,424.54     1,366,080,042.71       738,503,023.05
------------------------------------------------------------------------------------------------------------------------------
Net cash flow from financing activities       (1,016,728,198.54)     781,328,541.03    (1,016,080,042.71)      780,960,942.52
------------------------------------------------------------------------------------------------------------------------------
IV.  Effect of foreign exchange rate
      changes on cash and cash
      equivalents                                  1,426,256.81       (3,164,814.66)        1,455,861.90        (3,164,814.66)
------------------------------------------------------------------------------------------------------------------------------
V.   Net increase in cash and cash
      equivalents                             (1,571,795,595.13)  (3,763,590,289.96)   (1,575,753,975.79)   (3,752,151,062.04)
------------------------------------------------------------------------------------------------------------------------------
     Add:   Balance of cash and cash
             equivalents at the
             beginning of the period           2,352,350,949.77    6,036,265,260.52     2,327,940,187.62     5,991,964,229.69
------------------------------------------------------------------------------------------------------------------------------
VI.  Balance of cash and cash equivalents
      at the end of the period                   780,555,354.64    2,272,674,970.56       752,186,211.83     2,239,813,167.65
------------------------------------------------------------------------------------------------------------------------------

Legal representative                      Person-in-charge                                Head of accounting
of the Company: He Yuhua                  for accounting matters: Shen Yi                 department: Yao Xiaocong